February 2, 2024

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Coleman

Karl Hiller

Re: 5E Advanced Materials, Inc.

Form 10-K for the Fiscal Year ended June 30, 2023

Filed August 30, 2023

File No. 001-41279

Ladies and Gentlemen:

Set forth below are responses of 5E Advanced Materials, Inc. (the “Company,” “we,” or “our”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2024, relating to the above referenced Annual Report on Form 10-K (the “Annual Report”). The Company is concurrently filing an Amended Annual Report on Form 10-K/A (the “Amended Annual Report”) with the Commission, and related Amended Initial Assessment Report as Exhibit 96.1 thereto, that addresses certain of the Staff’s comments as described in further detail below. For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter, a copy of the Amended Annual Report disclosures marked to show all changes from the Annual Report, and a copy of the Amended Initial Assessment Report marked to show all changes from the prior Exhibit 96.1.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Unless otherwise indicated, all page references in the response set forth below correspond to the pages of the Amended Annual Report or related Amended Initial Assessment Report.

Form 10-K for the Fiscal Year ended June 30, 2023

Business and Properties, page 6

1.
Please disclose the mineral price, metallurgical recovery factor, and the point of reference along with your mineral resource table on page 21 to comply with Item 1304(d)(1) of Regulation S-K. Additionally please include the conversion factors associated with boric oxide to boric acid and lithium carbonate equivalent.

This information should also be included with the resource table in Exhibit 96.1 to comply with Item 601(b)(96)(iii)(B)(11) of Regulation S-K. Please coordinate with the qualified persons involved in preparing that report to address the concerns outlined above.

The Company acknowledges the Staff's comment and has updated disclosure on its Amended Annual Report on pages 23 and 24 and its Amended Initial Assessment Report included as Exhibit 96.1 thereto, to comply with Item 1304(d)(1) and Item 601(b)(96)(iii)(B)(11) of Regulation S-K, respectively. Refer to Section 11.5, pages 50 and 51 of the Amended Initial Assessment Report.

Exhibits and Financial Statement Schedules

Exhibit 96.1, page 22

2.
As it appears that you will need to obtain and file a revised technical report summary to provide all of the required information, please coordinate with the qualified persons involved in preparing Exhibit 96.1 with regard to any proposed revisions.

The Company acknowledges the Staff's comment and has filed an Amended Initial Assessment Report as Exhibit 96.1 to its Amended Annual Report.

3.
The disclosure pertaining to the equation underlying the cutoff grade on page 48 of the technical report summary should be expanded to include additional information, as necessary to understand how the 2% cutoff grade has been calculated, to comply with Item 601(b)(96)(iii)(B)(11) of Regulation S-K.

The Company acknowledges the Staff's comment and has revised disclosure in Section 11.4 on pages 47 to 50 of its Amended Initial Assessment Report included as Exhibit 96.1 to its Amended Annual Report to comply with Item 601(b)(96)(iii)(B)(11).

4.
We understand from the disclosure on page 76 of the technical report summary that model parameters for the mine life are based on 30 years using Measured, Indicated and Inferred Resources, and 15 years using Measured and Indicated Resource, and we see that various tabulations are generally provided for both time frames.

However, the cash flow projections illustrated in Figure 19.8 on page 83 appear to duplicate the information in Figure 19.7, covering the 30 year period rather than the 15 year life-of-mine plan. This disclosure should be revised to include the cash flow projections for the 15 year life-of mine plan.

The Company acknowledges the Staff's comment and in response has revised Figure 19.8 on page 85 of its Amended Initial Assessment Report included as Exhibit 96.1 to its Amended Annual Report.

5.
We note that revenue line items in Figures 19.11 and 19.12 are not clearly supported by the pricing information disclosed on page 76 and the life-of-mine production disclosed on page 79. These illustrations should be revised to include additional details to fully reflect their composition and support the activity shown. For example, annualized boric acid production and pricing should be provided if reflected in the cash flow analysis.

The accompanying disclosure should also be expanded to include the rationale underlying assumptions for prices and costs to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K, specifically with regard to assumptions that prices would escalate while costs would remain constant. In other words, if these are the assumptions made in preparing the cash flow analyses, the qualified persons should explain how the disparate outlook on these economic factors provides a reasonable basis for establishing the prospects of economic extraction. The assumptions described for prices and costs should similarly reconcile with those underlying the selection of the discount rate.

However, if the qualified persons are not able to show a reasonable basis for these assumptions, the report should be revised to the extent necessary to comply with the requirements in Subpart 1300. It should be clear how the assumptions are consistent with the definition for mineral resource in Item 1300 of Regulation S-K, and the guidance for establishing cut-off grades and the nature of support for estimates of resources in Item 601(b)(96)(iii)(B)(11)(iii), and Item 1302(d)(1)(i)(B) of Regulation S-K.

The Company acknowledges the Staff's comment and in response has revised Figures 19.11 and 19.12 on pages 88 and 89, respectively, of our Amended Initial Assessment Report included as Exhibit 96.1 to its Amended Annual Report to indicate the average annual price and production for each year of the cash flow analysis which corresponds to data discussed within Sections 16.2.5 on pages 62 and 63 and Section 19.3.1 on page 78 of its Amended Initial Assessment Report.

The Company has also expanded its disclosure for the rationale as to why disparate economic outlooks were reasonable and supportable with respect to forecasted prices and costs in Section 19.3.1 on page 78 of its Amended Initial Assessment Report included as Exhibit 96.1 to its Amended Annual Report. The pricing assumptions utilized in the Amended Initial Assessment Report were the result of an extensive market study, including supply and demand analysis. Such market data and analysis support a demand imbalance in the boric acid market that forecasts increasing prices and a disparate pricing forecast compared to other inputs and outputs. The Company notes that costs do not remain constant in the financial model and has expanded analysis on material cost assumptions in Section 19.3.1 on page 78. In section 19.1, page 77 now includes disclosure that the cash flow model was prepared on a nominal basis.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (346) 439-0318 or J. Eric Johnson of Winston & Strawn LLP at (713) 651-2647.

Very truly yours,

Paul Weibel

Chief Financial Officer

Cc: J. Eric Johnson, Winston & Strawn LLP